UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission file number: 001-34958

DUNXIN FINANCIAL HOLDINGS LIMITED

23rd Floor, Lianfa International Building

128 Xudong Road, Wuchang District

Wuhan City, Hubei Province 430063

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40- F.

Form 20-F ☒   Form 40-F ☐

Appointment of Director and Officer

Effective on September 23, 2024, Mr. Ai (Kosten) Mei resigned from his positions as the Chief Executive Officer of Dunxin Financial Holdings Limited (the “Company”) and Chairman of the board of directors (the “Board”) of the Company due to personal reasons. Effective on September 23, 2024, Mr. Qi Chen resigned from his position as a director of the Board due to personal reasons.

On the same date, the Board appointed Mr. Longwen (Stanley) He, a current director of the Board, as the new Chief Executive Officer and the Chairman of the Board, and Mr. Siyuan Xu as a director of the Board. The biographical information of Mr. He and Mr. Xu is set forth below.

Mr. Longwen (Stanley) He has served as a director of the Company since October 2023, and has served as the director of investment and mergers of Zhongliang Holdings Group Co., Ltd. since August 2021. From March 2018 to June 2021, Mr. He served as the director of investment and financing of Shenzhen Baoneng Investment Group Co., Ltd. Between July 2014 and February 2018, Mr. He served as a corporate business manager at the Agricultural Bank of China, Shenzhen Branch. Mr. He received his bachelor’s degree in economics from Chongqing Technology and Business University in June 2011, and his master’s degree in economics from South China Normal University in June 2014.

Mr. He entered into an employment agreement with the Company, which establishes certain terms and conditions governing his service to the Company. The form of the employment agreement is qualified in its entirety by reference to the complete text of the form the employment agreement, which is filed hereto as Exhibit 99.1.

Mr. Siyuan Xu has served as the president of Xinnuohan Investment Holding Shenzhen Co., Ltd. since August 2022, where he is responsible for the overall management of the company. From May 2020 to September 2024, he was the president of Guangdong Nuohan Non-performing Assets Disposal Co., Ltd., overseeing its daily operations. Before that, he held the position of vice president at Guangdong Nuohan Non-performing Assets Disposal Co., Ltd. from July 2019 to May 2020. Mr. Xu earned a bachelor's degree in marketing from Guangdong University of Finance in July 2016.

Mr. Xu entered into a director offer letter with the Company, which establishes certain terms and conditions governing his service to the Company. The form of the director offer letter is qualified in its entirety by reference to the complete text of the form of the director offer letter, which is filed hereto as Exhibit 99.2.

Each of Mr. Xu and Mr. He does not have a family relationship with any director or executive officer of the Company and has not been involved in any transaction with the Company during the past two years that would require disclosure under Item 404(a) of Regulation S-K.

2

EXHIBIT INDEX

Exhibit No.	Description

99.1	Form of the Employment Agreement
99.2	Form of the Director Offer Letter

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dunxin Financial Holdings Limited

Date: September 23, 2024	By:	/s/ Longwen (Stanley) He
	Name:	Longwen (Stanley) He
	Title:	Chief Executive Officer

4